ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JANUARY 31, 2011
(Stated in Canadian Dollars)

ITEM 1.1	INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of May 23, 2011 and should be read in conjunction with the audited financial statements and notes for the year ended January 31, 2011 contained herein. We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). In October 2007, we changed our name to “Rouge Resources Ltd.” and consolidated our outstanding share capital on a one new for ten old (1:10) share basis. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets.

Since we are in the exploration stage, we have no current revenues nor have we earned any since inception. There is no assurance that a commercially viable mineral deposit exists on our Mineral Property Interests. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claim can be explored and, if warranted, developed into a commercial enterprise.

The common shares outstanding at the date of this report are 40,565,171 which have not changed since the year end date January 31, 2011.

Our head office is located at #203 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 and our telephone number is (604) 831-2739. Additional information relating to the Company is available on SEDAR at www.sedar.com.

ITEM 1.2	DESCRIPTION OF BUSINESS

In fiscal 2001, we entered into an agreement to acquire 100% interest in a single 15-unit mining claim totaling 375 hectares, called the Dotted Lake Property , located in the Thunder Bay Mining District of North Central Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines along the TransCanada Highway with drivable logging roads within 1km of the Dotted Lake Property. We staked this original claim in 2001, then re-staked it in March 2003. Since then, we have conducted various exploration activities and completed a 43-101 compliant geological report on the Dotter Lake Property.

During the year ended January 31, 2010, we expanded our 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units totaling 1312 hectares, incurring additional staking costs of $11,055 and soil sampling/ report writing costs. Anomalous zinc and previously undiscovered gold mineralization anomalies were identified on the Dotted Lake Property during our modest soil sampling program in the summer of 2008 and again in the Fall of 2009.

Early in the year ended January 31, 2011, we entered into an option to purchase agreement with local prospectors regarding an additional 2 claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. We have an exclusive option to purchase a 100% interest in these 2 claims by making option payments totaling $60,000 of which $7,000 was paid on signing the agreement dated April 20, 2010. The second payment of $12,000 was made on April 20, 2011 (Note 10) with $16,000 due in the second anniversary year of the effective date and a final payment of $25,000 due in the third anniversary year of the effective date. The property is subject to a 2% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property. We incurred legal fees of $2,033 related to the acquisition of this property.

Upon exercise of the option, the Company’s holdings will then total 12 claims of 104 mining units covering 1,683 hectares.

Later in the year ended January 31, 2011, we expended $86,055 on the Dotted Lake Property comprised of: (i) $72,901 for prospecting and trenching as follow-up to the positive gold mineralization results identified from soil sampling in 2008 and 2009; and (ii) $13,154 for its consulting geologist to draft an independent technical report covering a review of all work completed on the property to date together with recommendations for future exploration work.

The Dotted Lake claims are presently in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until November 11, 2011. In order to maintain the claims in good standing, $400 of work is required per 16 hectare claim unit for a total of $32,800 per year. The claims are being held in trust on behalf of the Company by Mr. Darcy Krell, a Company officer and director, per Amended Trust Agreement with Mr Krell dated December 16, 2010 The following table summarizes the amounts expended on our mineral property interests for years ended January 31:

	2011	2010
Dotted Lake Property
Mineral properties
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	142,637	69,736
Geological consulting fees and expenses	33,948	20,794
	176,585	90,530
	$191,846	$105,791
Lampson Lake Property
Option to purchase claims	9,033	-

	$200,879	$105,791

There remains no assurance that a commercially viable mineral deposit exists on either the Dotted Lake or Lampson Lake Properties and further exploration will be required before final evaluation of their economic feasibility.

ITEM 1.3	SELECTED FINANCIAL INFORMATION
ITEM 1.4	RESULTS OF OPERATION FOR YEAR ENDED JANUARY 31, 2011

The following table summarizes selected financial information for years ended January 31:

	2011	2010	2009
FINANCIAL POSITION
Total Assets	$ 364,035	$ 169,424	$ 101,485
Total Liabilities- all current	$ 193,436	$ 1,140,457	$ 1,053,596
Accumulated Deficit	$(2,993,553)	$(2,737,861)	$ (2,618,939)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net and Comprehensive Loss	$ (255,692)	$ (118,922)	$ (195,335)
Net and Comprehensive Loss per share	$ (0.01)	$ (0.01)	$ (0.05)

Discussion of Results of Operation

The following table summarizes results of operations for years ended January 31:

		2011		2010

Revenue	$	Nil	$	Nil
Expenses
Amortization and accretion		$15,365		$14,561
Management fees		60,000		60,000
Office administration and travel		69,589		44,395
Professional fees		65,509		40,339
Transfer agent and filing fees		45,229		11,308
Sub-total		(255,692)		(170,603)
Accounts payable write-off		-		51,681
Total Expenses, Net and
Comprehensive Loss for the Year		$(255,692)		$(118,922)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Total Expenses, Net and Comprehensive Loss for Year Ended January 31, 2011

The Company reported a net loss of $255,692 for year ended January 31, 2011 compared to a net loss of $118,922 for the previous year. This $136,770 increase in net loss resulted from the following:

  $804 increase in amortization and promissory note accretion
  $25,194 increase in office administration and travel expenses mainly due to increased travel and higher costs of doing business
  $25,170 increase in professional fees (legal, audit and accounting) primarily due to time and effort required to administer regulatory requirements.
  $33,921 increase in transfer agent and filing fees mainly due to an additional $30,000 in regulatory fees.
  $51,681 one-time accounts payable write-off for year ended January 31, 2010, not applicable in the current year.

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for eight most recently completed quarter ends:

	4th Qtr ended Jan 31 11	3rd Qtr ended Oct. 31 10	2nd Qtr ended July 31 10	1st Qtr ended Apr. 30 10	4th Qtr ended Jan 31 10	3rd Qtr ended Oct. 31 09	2nd Qtr ended July 31 09	1st Qtr ended Apr. 30 09
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($108,336)	($41,844)	($46,107)	($59,405)	($53,949)	($36,505)	$12,412	($40,880)
Loss per Share	($0.01)	$0.00	$0.00	$0.00	($0.01)	$0.00	$0.00	$0.00

Our net losses are fairly consistent from quarter to quarter comprised substantially of on-going management fees, professional fees, office administration and transfer agent & filing fees. There are two exceptions to this trend: (i) 4th quarter ended January 31, 2011 is higher due to professional and fees paid in connection with additional regulatory requirements; and (ii) 2nd quarter ended July 31, 2009 is lower due to $51,681 credit arising from a one-time accounts payable write-off.

1.6	LIQUIDITY
1.7	CAPITAL RESOURCES

The following table summarizes the working capital (deficiency) positions for years ended January 31:

	2011	2010	2009
Working Capital (Deficiency)

Current assets	$153,371	$55,439	$7,392
Current liabilities	(193,436)	(1,140,457)	(1,053,596)

Working capital (deficiency)	$(40,065)	$(1,085,018)	$(1,046,204)

As at January 31, 2011, the working capital deficiency decreased significantly to $40,065 from $1,085,018 at January 31, 2010. This significant change was due to successful completion of a $1,500,000 private placement during the current year which was used primarily to fund substantial repayment of related party advances and meet on-going obligations of Company operations.

The following table summarizes cash flow changes for years ended January 31:

Cash Flow	2011	2010	2009
Net cash used in Operating Activities	$(224,963)	$(157,733)	$(162,573)
Net cash used in Investing Activities	(97,119)	(20,446)	(14,906)
Net cash provided by Financing Activities	413,411	226,946	176,336
Increase (Decrease) in Cash during Year	$91,329	$48,767	$(1,143)
Cash, Beginning of Year	53,623	4,856	5,999
Cash, End of Year	$144,952	$53,623	$4,856

At January 31, 2011, the Company’s cash position was $144,952 compared to $53,623 at January 31, 2010. The $91,329 increase in cash for year ended January 31, 2011 (“2011 year”) and the $48,767 increase in cash for year ended January 31, 2010 (“2010 year”) resulted from the following activities:

(i)

Net cash used in operating activities of $224,963 in 2011 and $157,733 in 2010 was due in both years to on-going operating losses adjusted for relatively minor items not requiring use of cash and changes in operating assets and liabilities.

(ii)

Net cash used in investing activities of $97,119 in 2011 resulted from the following: first payment of $7,000 on the option agreement to purchase the Lampson Lake Property over the next three years; $72,901 paid for prospecting and trenching the Dotted Lake Property as follow up to the positive gold mineralization results identified during soil sampling in 2008 and 2009; and $13,154 paid for drafting an updated technical report on the property.

The $20,446 in 2010 was expended on additional staking and soil sampling on the Dotted Lake property.

(iii)

Net cash provided by financing activities was $413,411 in 2011. Proceeds of $1,397,325 were received (net of share subscription advances and share issue costs) from a private placement of which $1,011,855 was used to pay back advances from related parties and the remainder as working capital.

The net cash provided by financing activities was $226,946 in 2010. Funding of $126,946 was received from related parties and $100,000 from share subscription advances.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	60,000
General, administration and other expenses	104,000
$224,000
Mineral property expenditures
Mineral exploration on Dotted Lake property	226,000
Second option payment on Lampson Lake property	12,000
$238,000

Total	$462,000

Pursuant to the recommendations from our consulting geologist, Fladgate Exploration Consulting, we plan to conduct further exploration on our mineral property interests at an estimated cost of $226,000 subject to funds availability. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. The second option payment of $12,000 on the Lampson Lake property was made in April 2011. In addition, we plan to spend approximately $224,000 for on-going management, professional fees and administration of our corporate affairs, including a continuing increase in regulatory fees, during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

Share Capital

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding

The following table summarizes common shares issued and outstanding for years ended January 31:

	2011		2010
	Number of		Number of
	shares	Amount	shares	Amount

Balance, beginning of year	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05
per share	30,000,000	1,500,000	-	-

Share issue costs		(2,675)		-

Balance, end of year	40,565,171	$3,110,796	10,565,171	$1,613,471

During the year ended January 31, 2011, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 for total proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years. No fair value was attributed to the warrants. Share issuance costs of $2,675 were incurred in relation to this private placement.

b)	Share Purchase Warrants

The following share purchase warrants were outstanding for years ended January 31:

January 31,			January 31,	Exercise
2010	Issued	Expired	2011	Price	Expiry

10,000,000	30,000,000	(10,000,000)	30,000,000	$0.10	April 30, 2012

c)	Stock Option Plan

The Company has adopted a stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

No stock options have been granted and accordingly no stock options are currently outstanding.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9	RELATED PARTY TRANSACTIONS

As at January 31, 2011, loans payable aggregating $100,913 (2010: $1,069,901) are owing to officers of the company and an immediate family member of an officer of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in the amounts due to related parties is a convertible promissory note form an immediate family member of an officer of the Company in the amount of $Nil (2010 - $41,827). The amount was non-interest bearing and is unsecured and the maturity date was January 1, 2011. The loan was fully repaid during the year end January 31, 2011. Accretion of $14,926 (2010 - $14,007) was recorded in expenses during the year ended January 31, 2011.

The following amounts were charged to the Company by a director of the Company during the years ended January 31:

	2011	2010	2009
Management fees	$60,000	$60,000	$52,750
Office rent	30,000	30,000	18,000
	$90,000	$90,000	$70,750

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2011

During the fourth quarter, the Company held its Annual General Meeting of shareholders which was very routine in nature with no issues out of the ordinary.

ITEM 1.11	SUBSEQUENT AND PROPOSED EVENTS

In April 2011, the Company made its second payment of $12,000 pursuant to the option agreement dated April 20, 2010 regarding 100% purchase of the Lampson Lake Property.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The significant areas requiring the use of management estimates relate to the determination of impairment in the carrying values of mineral properties, the carrying amount of accrued liabilities, the amounts due to related parties, the existence of contingent assets and liabilities, the values ascribed to related party transactions and future income tax rates. Management reviews significant estimates on a quarterly basis and, when changes in estimates are necessary, adjustments are made prospectively.

ITEM 1.13	RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The adoption of IFRS will require the Company to prepare its comparative figures for the year ended January 31, 2012 in accordance with IFRS. Management is of the opinion that adoption of IFRS is not expected to be significant to the Company’s financial statements starting with the three months ended April 30, 2011.

Other accounting pronouncements issued by the CICA with future effective dates have been reviewed by management and determined to be either not applicable or not expected to be significant to the financial statements of the Company.

ITEM 1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has made the following designations of its financial instruments: cash as held for trading, other receivables as loan and receivables, accounts payable and due to related parties as other financial liabilities.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments-Disclosure” requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

1.	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets and liabilities;
2.

Level 2 – fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

3.	Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 – quoted prices in active markets included cash.

Risk Management

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. However, there is no certainty that all environmental risks and contingencies have been addressed.

We are exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

Capital management

The Company manages its capital structure, consisting of cash, share capital and related party loans, and makes adjustments to it depending on the funds available to the Company for acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently have interests are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and pay for on-going general and administrative expenses, the Company will use existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended January 31, 2011.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO evaluated the disclosure controls and procedures for year ended January 31, 2011 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our listing on the OTC: Bulletin Board.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.